Todd C. Johnson EVP, General Counsel and Corporate Secretary 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: 904.854.8547 e-mail: Todd.Johnson@lpsvcs.com
June 28, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Lender Processing Services, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 7, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 1-34005
Dear Mr. Owings:
Pursuant to the comment our counsel Dewey & LeBoeuf received by telephone from Catherine Brown of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 24, 2010, relating to our response to comment 14 (“Comment 14”) of the Staff’s comment letter dated May 28, 2010, which response was included in the letter filed by our counsel with the Commission on June 21, 2010, we hereby submit a revised response. To assist your review, we have retyped the text of Comment 14 below.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 43
Review, Approval or Ratification of Transactions with Related Persons, page 50
14.	You state that your audit committee considers all relevant factors in reviewing and approving a related party transaction. Please describe for us in greater detail, and confirm you will disclose in future filings, how your audit committee would decide whether to authorize a related transaction under your policy. For example, please discuss the standards to be applied by the audit committee when deciding whether to approve a related transaction pursuant to your policy. See Item 404(b)(1) of Regulation S-K.

The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings. The Company intends to promptly adopt an amendment to its Audit Committee charter to more fully set forth these principles in writing. The draft disclosure below is written from the standpoint that such amendments have already been adopted.
Review, Approval or Ratification of Transactions with Related Persons
Our audit committee charter requires our audit committee to review and approve or ratify all transactions involving an amount in excess of $120,000 in which we are a participant and in which any related person of ours has a direct or indirect material interest (“related party transactions”). For this purpose, related person includes any director, director nominee, executive officer, beneficial owner of 5% or more of a class of our voting securities, or certain family members of the foregoing. This policy covers all transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act of 1933. Under the charter, prior to entering into any related party transaction, the relevant related person (or the relevant director, nominee, officer or beneficial owner, in the case of a covered family member), or the general counsel or his designee, is expected to submit the related party transaction to the audit committee for approval (unless such transaction has been approved by the full board or another duly authorized committee thereof with respect to a particular transaction or transactions). The charter calls for the committee to make these decisions based on its consideration of all relevant factors, including but not limited to the related person’s relationship to the Company and interest in the transaction, (ii) the material facts relating to the transaction, including the amount and terms thereof, (iii) the benefits to the Company of the transaction, (iv) if applicable, the availability of other sources of comparable products or services, the costs payable or revenues available from using alternative sources and the speed and certainty of performance of such third parties, and (v) an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. If the general counsel becomes aware of any related party transaction that is currently ongoing that has not previously been submitted for such review, he or his designee shall submit or cause to be submitted such transaction to the audit committee for consideration. In such event, the transaction shall be considered as described above. If a transaction is reviewed and not approved or ratified, the committee may recommend a course of action to be taken, which may include termination of the transaction. The provisions of our audit committee charter described above are in addition to and do not supersede any other applicable company policies or procedures, including our Code of Conduct.
Further, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Colleen Haley at (904) 854-8140 or me at (904) 854-8547.

Very truly yours, LENDER PROCESSING SERVICES, INC.
By:	/s/ Todd C. Johnson
Executive Vice President, General Counsel and
Corporate Secretary

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